Exhibit 3.1

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

CHARTER NO. 8

ARTICLES OF ASSOCIATION

For the purpose of organizing an Association to perform any lawful activities of national banks, the undersigned do enter into the following Articles of Association:

FIRST. The title of this Association shall be JPMorgan Chase Bank, National Association (the “Association”).

SECOND. The main office of the Association shall be in the City of Columbus, County of Delaware, State of Ohio. The general business of the Association shall be conducted at its main office and its branches.

THIRD. The board of directors of this Association shall consist of not less than five nor more than twenty-five persons, the exact number to be fixed and determined from time to time by resolution of a majority of the full board of directors or by resolution of a majority of the shareholders at any annual or special meeting thereof.

FOURTH. There shall be an annual meeting of the shareholders to elect directors and transact whatever other business may be brought before the meeting. It shall be held at the main office or any other convenient place and on such date as the board of directors may designate.

FIFTH. The authorized amount of capital stock of this Association shall be $1,800,180,000, divided into 148,765,000 shares of common stock of the par value of $12 each and 15,000,000 shares of preferred stock of the par value of $1 each; but said capital stock may be increased or decreased from time to time, according to the provisions of the laws of the United States.

In the event of any such increase in the capital stock of this Association by the sale of additional shares or the distribution of additional shares as a stock dividend, each shareholder of this Association (unless otherwise provided by the shareholders’ vote or votes authorizing the increase) shall be entitled, in proportion to the number of shares of said capital stock owned by him before such increase, to proportionate rights in respect of such additional shares as follows: (1) to the extent that such shareholder’s proportionate right in respect of such additional shares shall embrace one or more whole shares of such additional shares, to receive (a) in the case of a sale, a transferable warrant entitling the holder to subscribe, within the specified subscription period, for such one or more whole shares of such additional shares or (b) in the case of a stock dividend, a certificate evidencing such one or more whole shares of such additional shares; and (2) to the extent that such shareholder’s proportionate right in respect of such additional shares shall embrace a fraction of a share, to receive (a) in the case of a sale, a fractional subscription warrant, conditioned that it shall be void unless, within the specified subscription period, it is combined with other such fractional subscription warrants in the aggregate entitling the holder thereof to subscribe for a whole share or whole shares of such additional shares and such subscription is completed by such holder of such combined fractional warrants or (b) in the case of a stock dividend, a fractional warrant which shall not represent or entitle the holder thereof to any of the privileges of a shareholder of this Association but may be combined with other such fractional warrants in the aggregate entitling the holder thereof to exchange them for a whole share or whole shares of such additional shares and conditioned that the holder exchanging such combined fractional warrants for such whole share or whole shares of such additional shares shall receive any dividends applicable to such whole share or whole shares declared after the date of such fractional warrants and payable in respect of such whole share or whole shares at the time of such exchange.

In the event of an increase in the capital stock of this Association in pursuance of a statutory consolidation to which this Association may be a party, the additional shares shall be issued in such a manner as the contract or plan of consolidation may provide, pursuant to and in contemplation of the statute under which said consolidation is effected.

In the event of an increase in the capital stock of this Association in pursuance of a plan or contract (other than in the case of a statutory consolidation) for the acquisition by this Association of the assets, in whole or in part, and the good will of another banking institution or banker, the additional shares shall be subscribed for by or issued to any persons, firms, trustees or corporations, whether or not shareholders of this Association, as, in its discretion in the execution of such plan or contract, the Board of Directors may approve.

The Association, at any time and from time to time, may authorize and issue debt obligations, whether or not subordinated, without the approval of the shareholders.

SIXTH. The Board of Directors shall appoint one of its members President of this Association, who shall be Chairman of the Board; but the Board of Directors may appoint a director, in lieu of the President, to be Chairman of the Board, who shall perform such duties as may be designated by the Board of Directors. The Board of Directors shall have the power to appoint one or more Vice Presidents; to appoint a Cashier and such other officers as may be required to transact the business of this Association; to fix the salaries to be paid to all officers of this Association; and to dismiss such officers, or any of them; but the Board of Directors may delegate the authority to exercise such powers of appointment, salary determination and dismissal.

The Board of Directors shall have the power to define the duties of officers and employees of this Association, to require bonds from them, and to fix the penalty thereof; to regulate the manner in which directors shall be elected or appointed, and to appoint judges of election; in the event of an increase of the capital stock of this Association to regulate the manner in which such increase shall be made; to make all by-laws that it may be lawful for them to make for the general regulation of the business of this Association and the management of its affairs; and generally to do and perform all acts that it may be lawful for a Board of Directors to do and perform.

SEVENTH. The board of directors shall have the power to change the location of the main office to any other location permitted under applicable law, without the approval of the shareholders, and shall have the power to establish or change the location of any branch or branches of the Association to any other location permitted under applicable law, without the approval of the shareholders subject to such limitations as from time to time may be provided by law.

EIGHTH. The corporate existence of this Association shall continue until termination according to the laws of the United States.

NINTH. These Articles of Association may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the stock of this Association, unless the vote of the holders of a greater amount of stock is required by law, and in that case by the vote of the holders of such greater amount.

In witness whereof, we have hereunto set our hands as of July 12, 2004.

By	/s/ Lawrence A. Bossidy
Lawrence A. Bossidy

By	/s/ James S. Crown
James S. Crown

By	/s/ James Dimon
James Dimon

By	/s/ William B. Harrison, Jr.
William B. Harrison, Jr.

By	/s/ Laban P. Jackson, Jr.
Laban P. Jackson, Jr.

By	/s/ David C. Novak
David C. Novak

By	/s/ Lee R. Raymond
Lee R. Raymond

By	/s/ John R. Stafford
John R. Stafford

3